EXHIBIT (c)(4)

Presentation to:

The Special Committee of the Board of Directors of Green

Update on Blue Offer

March 15, 2004

Update on Blue Offer

Summary of 2004 Discussions with Blue

Date Event

February 23, 2004 Green received a non-binding letter from Blue, wherein Blue proposed to enter into a transaction in which Blue would acquire all of the publicly held shares of Green it does not own for a cash price ranging from $14.65 to $14.80 per share

March 4, 2004 On behalf of the Special Committee, Merrill Lynch communicated the following to Blue:

Proposed price range is not consistent with Special Committee’s view of the Company’s value, but would likely pursue a transaction at $16.50 per share Special Committee is not prepared to commit to an exclusivity period

However, the Special Committee is willing to provide Blue and its financing sources with access to the Company for diligence purposes, if Blue believes it will be able to propose a higher price

March 5, 2004 Blue verbally communicated to Merrill Lynch a revised offer of $14.75—$14.85 per share

March 8, 2004 On behalf of the Special Committee, Merrill Lynch communicated the Special Committee’s decision to reject Blue’s latest proposal of $14.75—$14.85 per share

March 9, 2004 Blue verbally communicated to Merrill Lynch a revised proposal of $14.88—$14.92 per share Blue views this revised proposal as a significant increase due to negative adjustments to their acquisition model / business plan resulting from their due diligence (additional detail related to shares, options, taxes and adjustments to the cancer center model)

March 12, 2004 On behalf of the Special Committee, Merrill Lynch communicated to Blue that the proposed price range is not consistent with the Special Committee’s view of the Company’s value, but would be willing to pursue a transaction at $16.00 per share

March 15, 2004 Blue verbally communicated to Merrill Lynch a revised offer of $14.93-$14.95 per share

Update on Blue Offer

Pricing Matrix

Reference Point $14.93 $14.95 $15.00 $15.50 $16.00 $16.50

Premium

Current Price: $12.51 19.3% 19.5% 19.9% 23.9% 27.9% 31.9%

90-Trading Day Average: $11.65 28.2% 28.3% 28.8% 33.0% 37.3% 41.6% 180-Trading Day Average: $9.71 53.8% 54.0% 54.5% 59.6% 64.8% 69.9%

52-Week High: $13.68 9.1% 9.3% 9.6% 13.3% 17.0% 20.6%

Trading Range

52-Week Average: $9.14 63.3% 63.6% 64.1% 69.6% 75.1% 80.5%

52-Week Low: $6.85 118.0% 118.2% 119.0% 126.3% 133.6% 140.9%

P/E Multiple

2005 First Call: $0.71 21.0x 21.1x 21.1x 21.8x 22.5x 23.2x

2005 Management: $0.75 19.9x 19.9x 20.0x 20.6x 21.3x 22.0x

2003A EBITDA: $210.2 7.1x 7.1x 7.2x 7.4x 7.6x 7.8x

EBITDA Multiple

2005E Street: $209.0 7.2x 7.2x 7.2x 7.4x 7.7x 7.9x

2005E Management: $206.5 7.3x 7.3x 7.3x 7.5x 7.7x 8.0x

Scenario I Recap Value (Mgmt Case): $14.16 5.4% 5.6% 5.9% 9.4% 13.0% 16.5%

Relative to Leveraged Recapitalization

Scenario II Recap Value (Mgmt Case): $15.04 (0.8%) (0.6%) (0.3%) 3.0% 6.3% 9.7%

Scenario I Recap Value (Street Case): $13.47 10.9% 11.0% 11.4% 15.1% 18.8% 22.5% Scenario II Recap Value (Street Case): $14.47 3.1% 3.3% 3.6% 7.1% 10.5% 14.0%

Process Considerations

Key Process Considerations

Shop Provision Allows for a 12 business day active shop period commencing upon the signing of the Agreement

Fiduciary Out Allows, at any time prior to approval by the Company shareholders, the Company to respond to contacts initiated by other potential buyers; allows Board to change its recommendation to stockholders and terminate the Agreement to accept a Superior Proposal, subject to payment of termination fee and expenses; Blue has dropped request for matching right

Termination Fee Blue proposes a “below market” termination fee (amount to be finalized upon agreement on price)

Vote Required Tentatively appears, as a result of negotiations, that Blue will accept a vote requirement consisting of the affirmative vote of the holders of both a majority of the Company common stock outstanding and a majority of the Company common stock outstanding not controlled by Blue, management or affiliates

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